Exhibit 26(n)(ii)

Auditor Consent

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Independent Registered Public Accounting Firm” in the Statement of Additional Information and to the use, in this Initial Registration Statement for WRL Series Life Account (File No. 811-4420) on Form N-6, of our reports: (1) dated April 28, 2014, with respect to the statutory-basis financial statements and schedules of Western Reserve Life Assurance Co. of Ohio; (2) dated April 25, 2014, with respect to the statutory-basis financial statements and schedules of Monumental Life Insurance Company (which changed its name to “Transamerica Premier Life Insurance Company” on July 31, 2014); and (3) dated April 28, 2014, with respect to the financial statements of the subaccounts of WRL Series Life Account, which are available for investment by owners of the Transamerica Freedom Elite Builder II policies.

/s/ Ernst & Young LLP

Des Moines, IA

October 1, 2014